

December 20, 2013

Via E-Mail
Mr. Robert P. Vogels
Chief Financial Officer
Golden Minerals Company
350 Indiana Street, Suite 800
Golden, CO 80401

> **Re:**   **Golden Minerals Company**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Response letter dated December 12, 2013**
> **File No. 001-13627**

Dear Mr. Vogels:

We have reviewed your response letter, dated December 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1.   We note your response to comment one in our letter dated November 13, 2013 indicating you will enhance your disclosure regarding your absence of proven and/or probable reserves, the reporting and accounting consequences under Industry Guide 7, and the proposed additional disclosure. Please remove the terms "commercial operations" and "commercial production" from your filing. The terms "development" and "production" have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by

Industry Guide 7, please remove the terms "develop, development, operations, or production" throughout your document, and replace this terminology, as needed, with the terms such as "explore" or "exploration." This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

2012 Technical Report, page 11

2.   We note your response to comment five in our letter dated November 13, 2013 in which you explain your historical success in adding to your mineralized material inventory. Please provide a reconciliation of your mineralized material inventory, comparing the actual material mined to your estimates of the mineralized materials blocked out over a two to three year period in your filing.

Notes to the Consolidated Financial Statements, page F-7
Note 1. Operations, page F-7

3.   We note your response to comment eight in our letter dated November 13, 2013, indicating that you have no current plans to attempt to convert any portion of your mineralized material to reserves. Given the fact that you have not yet demonstrated the existence of proven and probable reserves as defined by Industry Guide 7, you continue be in the exploration stage and thus are an exploration stage company. In future filings, please revise to provide prominent disclosures both inside and outside of your financial statements to clearly address the following as related to the lack of proven and probable reserves at any of your mineral properties:

- Disclose the types of costs that you will continue to expense versus capitalize since you have not established reserves.

- Highlight that your financial statements may not be comparable to the financial statements of mining companies that have established reserves and exited the exploration stage. Your disclosures should include a discussion of how companies that have established reserves and exited the exploration stage typically capitalize costs, and subsequently depreciate or amortize them on a units-of-production basis as reserves are mined, with the resulting depreciation and depletion allocated to inventory, and then to cost of sales as the inventory is sold.

Note 3. Summaries of Significant Accounting Policies, page F-8

f. Mining Properties, Exploration, and Development Costs, page F-9

4.   We note your response to comment nine in our letter dated November 13, 2013 and understand that the company expenses development costs for properties where proven and probable reserves have not been established. Please expand your disclosures in future filings to clearly state that you have not established proven and probable reserves for any of your mineral properties and as a result, you expense all costs of developing your mines as incurred.

You may contact Julie Marlowe at (202) 551-5395 or Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining